

December 8, 2011

Via E-mail
Mr. Keith Helming
Chief Financial Officer
AerCap Holdings N.V.
Stationsplein 965
1117 CE Schiphol
The Netherlands

      RE: **AerCap Holdings N.V.**
                  Form 20-F for Year ended December 31, 2010
                  Filed March 23, 2011
                  Form 6-K
                  Filed November 29, 2011
                  File No. 0-3922

Dear Mr. Helming:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Year ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Overview, page 49

2. You present net income attributable to AerCap Holdings N.V. and total basic and fully diluted earnings per share excluding non-cash charges relating to the mark-to-market of interest rate caps and share based compensation. You also present net spread. Please identify these as non-GAAP financial measures and either provide the disclosures required by Item 10(e) of Regulation S-K or cross-reference to the disclosures on page 71.

Critical Accounting Policies

Impairments, page 53

3. All of your aircraft older than 15 years passed the recoverability test with undiscounted cash flows exceeding the carrying value of aircraft between 1% and 148%. Please disclose the carrying value of any aircraft, including those less than 15 years old, for which you have determined that the undiscounted cash flows do not substantially exceed the carrying value to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity.

Consolidated Cash Flows, page 68

4. Given your significant foreign operations, please enhance your liquidity disclosure to address the following:
    *   Disclose the amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of December 31, 2010;
    *   Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated;
    *   Disclose, if true, that you do not intend to repatriate these amounts; and
    *   Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations. For example on page F-14, you disclose that access to AeroTurbine's cash and cash equivalents for group purposes is limited.
    Refer to Item 5(b) of the Form 20-F.

5. Please clearly disclose all material unused sources of liquidity, including the amounts available under your debt agreements. Refer to Item 5(b) of the Form 20-F.

6. In your response to comment 51 of your letter dated November 18, 2009, you agreed to provide additional disclosures regarding the cash held by your restricted cash entities. Please tell us where these disclosures are provided or expand your disclosures as necessary. For any

of these cash amounts not recorded in restricted cash, please disclose the amount of cash and help us understand why these amounts would not be included in restricted cash.

Financial Statements

Notes to the Financial Statements, page F-9

General

7. Please include a table to show the effects of changes in your ownership interest in subsidiaries on the equity attributable to you. Please refer to ASC 810-10-50-1A.d. and ASC 810-10-55-4M for guidance.

Note 1. General

Genesis Transaction, page F-9

8. Please disclose the reasons why the Genesis transaction resulted in a significant amalgamation gain. Refer to ASC 805-30-50-1(f)(2).

Accrued Maintenance Liability, page F-19

9. You record as revenue all maintenance rent receipts not expected to be repaid to lessees. Please expand your disclosures to better explain the timing of your revenue recognition of this maintenance rent revenue. For example, please clarify whether you estimate the total amount of maintenance reimbursements for the entire lease term and only record revenue after you have received enough maintenance rent to cover this total amount.

Revenue Recognition, page F-20

10. ASC 605-10-25-1(b) notes that paragraph 83(b) of FASB Concepts Statement No. 5 states that an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations. In this regard, please address the following:
   - Please help us understand how you determined that the sale of aircraft, engines and parts should be reflected in your determination of revenues and correspondingly the costs of these sales should be separately presented in expenses;
   - Please help us better understand the nature of the amounts included in the sales revenue and cost of goods sold line items. Please further clarify in your disclosures whether these sales are for assets that were purchased with the intent to resell, assets which were previously leased, or both. If sales revenues and cost of goods sold include assets which were previously leased, please tell us the amount of sales and cost of goods sold related to these assets for each of the three years ended December 31, 2010 and the nine months ended September 30, 2011; and

- Please also tell us what consideration you gave to SAB Topic 5:B in regards to your presentation of these amounts.

11. On page 65, you disclose that you sold five forward order positions which are recorded in sales revenue on a net basis, which represents sales price less cost of goods sold, at the time of the related delivery. Given that it appears your other sales revenue is recorded on a gross basis, please expand your disclosures to clarify when you record sales on a net basis and how you determined it was appropriate to record certain sales as net while others as gross. Please also tell us the sales price and corresponding cost of goods sold amounts related to these order positions.

Share-Based Compensation, page F-21

12. In accounting for share-based compensation in accordance with ASC 718, you recognize compensation expense when it becomes probable that participants in share-based incentive plans, who hold direct or indirect equity interests in shares or options to acquire such shares, will be able to achieve fair value. Please help us better understand how you make the determination that it will be probable and correspondingly how this complies with ASC 718.

Note 8. Investments, page F-26

13. Please disclose which line item on your consolidated income statements includes the net income (loss) for investments accounted for under the equity method as well as the corresponding amount recorded. In your Form 6-K filed on November 29, 2011, you exclude the net income for investments accounted for under the equity method from your determination of income from continuing operations before income taxes. Please tell us how you determined this presentation was appropriate pursuant to Rule 5-03 of Regulation S-X.

Note 9. Intangible Assets, page F-26

14. It is not clear how note (a) on page F-27 relates to the other reduction to lease premiums of $29,064. Please further clarify what this reduction is for and correspondingly how the amounts in note (a) correspond to the $29,064.

Note 16. Income Taxes, page F-39

15. For any significant variances by jurisdiction between the effective and statutory tax rates which appear to be reflected in the second table provided on page F-40, please disclose the nature of the significant differences that make up the variances and the corresponding amounts. Refer to ASC 740-10-50-12.

Note 19. Segment Information

Geographical Information, page F-48

16. Please also separately present lease revenues and long-lived assets attributable to the Netherlands as well as for any individual foreign country with material lease revenues and long-lived assets. Refer to ASC 280-10-50-41.

Note 25. Commitments and Contingencies

Legal Proceedings

VASP Litigation, page F-53

17. In regards to the matter with Viação Aerea de São Paulo, you have determined that it is not necessary to make any provision. If there is at least a reasonable possibility that a loss may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible loss or range of loss, please also supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Form 6-K filed November 29, 2011

Financial Statements

Notes to the Financial Statements

Note 16. Subsequent Events, page 16

18. Please expand your disclosures to address the potential impact that the American Airlines bankruptcy filing could have on your financial statements, including the potential impact on lease revenues if they decide to reject the lease agreements or any receivables which you have recorded related to them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief